THE READER’S DIGEST ASSOCIATION, INC.

44 SOUTH BROADWAY

WHITE PLAINS, NY 10601

February 8, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:                    Max A. Webb, Assistant Director

Re:                             The Reader’s Digest Association, Inc.

Registration Statement on Form S-4

File No. 333-170143 & -01 to -47

Dear Mr. Webb:

The Reader’s Digest Association, Inc., a Delaware corporation (the “Company”), is writing this letter in response to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from Max A. Webb, dated February 7, 2011 (the “Comment Letter”) relating to the Registration Statement on Form S-4 referenced above (the “Registration Statement”) of the Company and the parent and certain subsidiaries of the Company named as guarantors in the Registration Statement (the “Guarantors” and together with the Company, the “Issuers”).  Along with this letter, we are submitting in electronic form for filing the accompanying Amendment No. 4 (“Amendment No. 4”) to the Registration Statement, together with Exhibits, marked to indicate changes from Amendment No. 3 of the Registration Statement as filed with the Commission on January 27, 2011.  Amendment No. 4 reflects the responses of the Company to comments received from the Staff in the Comment Letter.

The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.  For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 4 and to the prospectus included therein.  Below are our responses to the Staff’s comments:

Unaudited Pro Forma Condensed Consolidated Financial Information, page 46

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Adjustments relating to the Plan of Reorganization

Footnote (f), page 54

1.                                      We note from your response to our prior comment 2 that you revised your disclosure in footnote (f) to include the terms of the options and RSUs granted as well as to explain how those instruments were valued.  However, we do not believe that your revised disclosure in footnote (f) adequately discloses the number of RSUs and stock options that were granted in connection with the Reorganization.  Please revise footnote (f) to include this information.

Response to Comment

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page 54 of the Registration Statement.

Audited Financial Statements for the Six Months Ended December 31, 2009 and Year Ended June 30, 2009 and 2008

Consolidated Statements of Changes in Stockholders’ Deficit for the six months ended December 31, 2009, Years ended June 30, 2009, 2008 and Combined Consolidated Statement of Changes in Stockholder’s Equity for the year ended June 30, 2007

2.                                      We note that your response to our prior comment 6 includes a table that discloses the nature of the $80.2 million equity adjustment and explains how the amount was calculated or determined.  However, we believe that your disclosure in Note 3 to the financial statements should also be revised to clearly explain how the amount was calculated, using disclosure similar to that included in your response.  Please revise accordingly.

Response to Comment 2

In response to the Staff’s comment, we have revised the Registration Statement as requested.  Please see page F-24 of the Registration Statement.

Other

3.                                      Please include a currently dated consent of your independent public accountant in any future amendments.

Response to Comment 3

We respectfully advise the Staff that we have included a currently dated consent of our independent public accountant in Amendment No. 4 to the Registration Statement and will include a currently dated consent in any future amendments.  See Exhibit 23.1 to the Registration Statement.

***

We are grateful for your assistance in this matter.  If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (914) 244-5262 or Raphael M. Russo at (212) 373-3309.

Sincerely,

/s/ Andrea R. Newborn
Andrea R. Newborn

cc:	Raphael M. Russo, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Lisa M. Spivack, Esq.
The Reader’s Digest Association, Inc.

Alana C. St. Aude
Paul, Weiss, Rifkind, Wharton & Garrison LLP